UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

American Midstream Partners, LP

(Name of issuer)

Common Units Representing Limited Partner Interests

(Title of class of securities)

02752P 100

(CUSIP number)

Christine Miller

Magnolia Infrastructure Partners, LLC

c/o ArcLight Capital Partners

200 Clarendon Street, 55th Floor

Boston, MA 02117

(617) 531-6338

(Name, address and telephone number of person authorized to receive notices and communications)

March 30, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Magnolia Infrastructure Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 8,329,979 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,329,979 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 8,329,979 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 26.8% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 5,909,349 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), which is indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 1,142,858 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia and 1,277,772 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point.

Note 2: Based on 31,083,953 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (i) (a) 22,753,974, the number of Common Units outstanding as of March 6, 2015, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2015, (b) 5,909,349 Common Units issuable upon the conversion of Series A-1 Units held by High Point and (c) 1,277,772 Common Units issuable upon the conversion of Series B Units held by the General Partner, , and (ii) 1,142,858 Common Units issuable upon the conversion of Series A-2 Units held by Magnolia, as described in Item 3 below.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification High Point Infrastructure Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 7,187,121 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,187,121 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 7,187,121 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 24.0% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 5,909,349 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), which is indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”) and 1,277,772 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point.

Note 2: Based on 29,941,095 common units of the Issuer (“Common Units”) deemed outstanding pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, which equals the sum of (a) 22,753,974, the number of Common Units outstanding as of March 6, 2015, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2015, (b) 5,909,349 Common Units issuable upon the conversion of Series A-1 Units held by High Point and (c) 1,277,772 Common Units issuable upon the conversion of Series B Units held by the General Partner.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification American Midstream GP, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 1,277,772 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,277,772 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 1,277,772 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 5.3% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 1,277,772 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC, the Issuer’s general partner (the “General Partner”).

Note 2: Based on 24,031,746 common units of the Issuer (“Common Units”) deemed outstanding pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, which equals the sum of (a) 22,753,974, the number of Common Units outstanding as of March 6, 2015, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2015 and (b) 1,277,772 Common Units issuable upon the conversion of Series B Units held by the General Partner.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Energy Partners Fund V, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 8,329,979 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,329,979 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 8,329,979 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 26.8% (See Note 2)
14.	Type of reporting person PN

Note 1: Represents 5,909,349 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), which is indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 1,142,858 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia and 1,277,772 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point. See Item 5.

Note 2: Based on 31,083,953 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (i) (a) 22,753,974, the number of Common Units outstanding as of March 6, 2015, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2015, (b) 5,909,349 Common Units issuable upon the conversion of Series A-1 Units held by High Point and (c) 1,277,772 Common Units issuable upon the conversion of Series B Units held by the General Partner, , and (ii) 1,142,858 Common Units issuable upon the conversion of Series A-2 Units held by Magnolia, as described in Item 3 below.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight PEF GP V, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 8,329,979 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,329,979 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 8,329,979 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 26.8% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 5,909,349 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), which is indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 1,142,858 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia and 1,277,772 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point. See Item 5.

Note 2: Based on 31,083,953 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (i) (a) 22,753,974, the number of Common Units outstanding as of March 6, 2015, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2015, (b) 5,909,349 Common Units issuable upon the conversion of Series A-1 Units held by High Point and (c) 1,277,772 Common Units issuable upon the conversion of Series B Units held by the General Partner, and (ii) 1,142,858 Common Units issuable upon the conversion of Series A-2 Units held by Magnolia, as described in Item 3 below.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Capital Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 8,329,979 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,329,979 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 8,329,979 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 26.8% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 5,909,349 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), which is indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 1,142,858 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia and 1,277,772 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point. See Item 5.

Note 2: Based on 31,083,953 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (i) (a) 22,753,974, the number of Common Units outstanding as of March 6, 2015, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2015, (b) 5,909,349 Common Units issuable upon the conversion of Series A-1 Units held by High Point and (c) 1,277,772 Common Units issuable upon the conversion of Series B Units held by the General Partner, and (ii) 1,142,858 Common Units issuable upon the conversion of Series A-2 Units held by Magnolia, as described in Item 3 below.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Capital Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 8,329,979 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,329,979 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 8,329,979 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 26.8% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 5,909,349 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), which is indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 1,142,858 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia and 1,277,772 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point. See Item 5.

Note 2: Based on 31,083,953 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (i) (a) 22,753,974, the number of Common Units outstanding as of March 6, 2015, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2015, (b) 5,909,349 Common Units issuable upon the conversion of Series A-1 Units held by High Point and (c) 1,277,772 Common Units issuable upon the conversion of Series B Units held by the General Partner, and (ii) 1,142,858 Common Units issuable upon the conversion of Series A-2 Units held by Magnolia, as described in Item 3 below.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Daniel R. Revers
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 8,329,979 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,329,979 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 8,329,979 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 26.8% (See Note 2)
14.	Type of reporting person IN

Note 1: Represents 5,909,349 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), which is indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 1,142,858 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia and 1,277,772 Series B Convertible Preferred Units (“Series B Units”) held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point. See Item 5.

Note 2: Based on 31,083,953 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (i) (a) 22,753,974, the number of Common Units outstanding as of March 6, 2015, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2015, (b) 5,909,349 Common Units issuable upon the conversion of Series A-1 Units held by High Point and (c) 1,277,772 Common Units issuable upon the conversion of Series B Units held by the General Partner, and (ii) 1,142,858 Common Units issuable upon the conversion of Series A-2 Units held by Magnolia, as described in Item 3 below.

This Amendment No. 3 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on May 3, 2013, as amended by Amendment No. 1 filed on November 14, 2014 and Amendment No. 2 filed on February 17, 2015 (as amended, this “Schedule 13D”), filed with respect to the common units representing limited partner interests (“Common Units”) of American Midstream Partners, LP (the “Issuer”).

ITEM 2.	Identity and Background.

Item 2 is hereby amended and supplemented by adding the following:

(a)	Magnolia Infrastructure Partners, LLC (the “Purchaser”) is a Delaware limited liability company. The officers of the Purchaser are the following individuals (the “Officers”):

•	Daniel R. Revers, President

•	John F. Erhard, Vice President

•	Lucius H. Taylor, Vice President

•	Stephen W. Bergstrom, Vice President

•	Christine Miller, Secretary

•	Theodore D. Burke, Assistant Secretary

(b)	The principal business address of the Purchaser and each of the aforementioned officers is:

c/o ArcLight Capital Partners, LLC

200 Clarendon Street, 55th Floor

Boston, Massachusetts 02117

(c)	The Purchaser is a member-managed limited liability company controlled by Magnolia Infrastructure Holdings, LLC, its managing member. Magnolia Infrastructure Holdings, LLC is a member-managed limited liability company that is controlled by ArcLight Energy Partners Fund V, L.P. (“Fund V”), its sole member. The business of the Purchaser is to own a controlling interest in High Point Infrastructure Partners, LLC (“High Point”) and to make other related investments.

(d)	None of the Purchaser or, to the best of the Purchaser’s knowledge, any of the Officers has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Purchaser or, to the best of the Purchaser’s knowledge, any of the Officers has, during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Purchaser is organized under the laws of the State of Delaware. Each Officer is a United States citizen.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following immediately after the last paragraph:

On March 30, 2015, the Issuer entered into a Series A-2 Convertible Preferred Unit Purchase Agreement (the “Purchase Agreement”) with the Purchaser, an affiliate of High Point, pursuant to which the Purchaser purchased $20 million of Series A-2 Convertible Preferred Units (“Series A-2 Units”) at a per unit price of $17.50. The Purchaser used cash on hand to purchase the Series A-2 Units. Under the terms of the Purchase Agreement, the Purchaser has the right to acquire up to an additional $25 million in Series A-2 Units at $17.50 per unit (for an aggregate total of $45 million in purchases pursuant to the Purchase Agreement), provided that each such subsequent purchase is for a minimum aggregate dollar amount of $10 million.

The Issuer adopted Amendment No. 4 (the “Amendment”) to the Fourth Amended and Restated Agreement of Limited Partnership of the Issuer dated March 30, 2015 (as amended, the “Partnership Agreement”), which Amendment created the Series A-2 Units. The Amendment, among other things, also renamed the existing Series A Units as Series A-1 Convertible Preferred Units (the “Series A-1 Units” and together with the Series A-2 Units, the “Series A Units”).

The terms of the Series A Units provide for, among other things: (i) quarterly distributions to be paid in kind or in cash, in the discretion of the board of directors of the Issuer’s general partner, until the earlier of April 1, 2016 or the date the holder issues a written notice electing to convert the Series A Units into Common Units, (ii) voting rights identical to the voting rights of the Common Units and voting as a single class with the Common Units, with each Series A Unit entitled to one vote for each Common Unit into which such Series A Unit is convertible, (iii) separate voting rights on any matter that adversely affects, amends or modifies the rights, preferences, privileges or terms of the Series A Units and (iv) a consent right over certain actions to be taken by the Issuer’s general partner. The Series A Units may be converted into Common Units at any time, in an amount equal to (i) the sum of $17.50 and all accrued and accumulated but unpaid distributions, divided by (ii) the conversion price (as defined in the Partnership Agreement), with the initial conversion rate at a 1-for-1 basis.

Prior to the consummation of any recapitalization, reorganization, consolidation, merger, spin-off or other business combination in which the holders of Common Units are to receive securities, cash or other assets (a “Partnership Event”), the Issuer is obligated to make an irrevocable written offer, subject to consummation of the Partnership Event, to each holder of Series A Units to redeem all (but not less than all) of such holder’s Series A Units for a price per Series A Unit payable in cash

The foregoing is a summary only and the terms and conditions of the Series A-2 Units are qualified in their entirety by reference to the Partnership Agreement, including the Amendment. The Partnership Agreement, including Amendments No. 1-4, are filed as Exhibits 2-6 to this Schedule 13D and incorporated by reference herein. The Purchase Agreement is filed as Exhibit 7 to this Schedule 13D and incorporated by reference herein.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a)-(c) The information contained on the cover pages to this Schedule 13D are incorporated herein by reference.

ArcLight Capital Holdings, LLC (“ArcLight Holdings”) is the sole manager and member of ArcLight Capital Partners, LLC (“ArcLight Partners”). ArcLight Partners is the investment adviser to Fund V (together with ArcLight Holdings and ArcLight Partners, the “ArcLight Entities”). ArcLight Holdings is the manager of the general partner of Fund V. Mr. Revers is a manager of ArcLight Holdings and a managing partner of ArcLight Partners and has certain voting and dispositive rights as a member of ArcLight Partners’ investment committee. Fund V indirectly owns the Purchaser and, through indirectly controlled subsidiaries, Fund V owns approximately 90% of the ownership interest in High Point, which in turn owns 95% of American Midstream GP, LLC, the Issuer’s general partner. As a result, the ArcLight Entities and Mr. Revers may be deemed to indirectly beneficially own the securities of the Issuer held by the Purchaser, High Point and the General Partner, but disclaim beneficial ownership except to the extent of their respective pecuniary interests therein.

(d)-(e) Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

See the Exhibit Index following the signature pages hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2015

AMERICAN MIDSTREAM GP, LLC

/s/ William Mathews
William Mathews,
Senior Vice President, General Counsel and Secretary

HIGH POINT INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

By:	ArcLight PEF GP V, L.P. its General Partner

By:	ArcLight Capital Holdings, LLC
its Manager

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT PEF GP V, LLC

By:	ArcLight Capital Holdings, LLC
its Manager

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT CAPITAL HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT CAPITAL PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

/s/ Daniel R. Revers
Daniel R. Revers

EXHIBIT INDEX

Exhibit Number	Description

1.	Joint Filing Agreement

2.	Fourth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed August 15, 2013 [File No 001-35257])

3.	First Amendment to Fourth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed November 1, 2013 [File No. 001-35257])

4.	Amendment No. 2 to Fourth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed February 4, 2014 [File No. 001-35257])

5.	Amendment No. 3 to Fourth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, L.P., dated January 31, 2014 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed August 6, 2014 [File No. 001-35257])

6.	Amendment No. 4 to the Fourth Amended and Restated Agreement of Limited Partnership of the Issuer (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed March 31, 2015 [File No. 001-35257])

7.	Series A-2 Convertible Preferred Unit Purchase Agreement dated as of March 30, 2015, by and among the Issuer and High Point Infrastructure Partners, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 31, 2015 [File No. 001-35257)]